Exhibit (p)

MONACHIL CREDIT INCOME FUND

SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this 13th day of July, 2022 by and between Monachil Credit Income Fund, a Delaware statutory trust (the “Fund”), and Ali Meli (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed-end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 10,000 shares of beneficial interest (the “Shares”) for a purchase price of $10.00 per share; and

WHEREAS, from time to time, the Subscriber may subscribe for and purchase, and the Fund may sell to the Subscriber, additional Shares in the future.

NOW THEREFORE, IT IS AGREED:

1.            The Subscriber subscribes for and agrees to purchase from the Fund 10,000 Shares for a purchase price of $10.00 per share. Subscriber agrees to make payment for these Shares at such time as demand for payment may be made by an officer of the Fund.

2.            The Fund agrees to issue and sell said Shares to Subscriber promptly upon its receipt of the purchase price.

3.            To induce the Fund to accept its subscription and issue the Shares subscribed for, the Subscriber:

a.            Represents and warrants that it has no present intention of selling (i) the Shares subscribed for under this Subscription Agreement or (ii) any additional Shares subscribed for in the future, to any party other than the Fund; and

4.            This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.            This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

MONACHIL CREDIT INCOME FUND

By:	/s/Ali Meli

Name:	Ali Meli

Title:	President and Chief Executive Officer

ALI MELI

By:	/s/Ali Meli